UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

SOTHERLY HOTELS INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

83600C103
(CUSIP Number)

December 5, 2024
(Date of Event Which Requires Filing of This Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 ☐ Rule 13d-1(b)

 ☒ Rule 13d-1(c)

 ☐ Rule 13d-1(d)

____________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 83600C103	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Gator Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 1,000,187 shares of Common Stock
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 1,000,187 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,187 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.04% of the outstanding shares of Common Stock
12	TYPE OF REPORTING PERSON IA OO (Limited Liability Company)

CUSIP NO. 83600C103	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Derek Pilecki
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 1,000,187 shares of Common Stock
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 1,000,187 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,187 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.04% of the outstanding shares of Common Stock
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 83600C103	13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS Gator Financial Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 858,879 shares of Common Stock
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 858,879 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 858,879 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.33% of the outstanding shares of Common Stock
12	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP NO. 83600C103	13G	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS ECA Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Texas, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 124,908 shares of Common Stock
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 124,908 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 124,908 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.63% of the outstanding Common Stock
12	TYPE OF REPORTING PERSON PN (Limited Partnership)

Item 1. (a) Name of Issuer:

 Southerly Hotels Inc. (the "Issuer")

 (b) Address of Issuer's Principal Executive Offices:

 306 South Henry Street, Suite 100, Williamsburg, VA 23185

Item 2. (a) Name of Persons Filing:

 Gator Capital Management, LLC

 Derek Pilecki

 Gator Financial Partners, LLC

 ECA Fund, LP

 (b) Address of Principal Business Office or, if None, Residence:

 For all persons filing:

 c/o Gator Capital Management, LLC

 2502 N. Rocky Point Dr., Suite 665

 Tampa, FL  33607

 (c) Citizenship:

 Gator Capital Management, LLC is a Delaware limited liability company

 Derek Pilecki is a United States citizen

 Gator Financial Partners, LLC is a Delaware limited liability company

 ECA Fund, LP is a Texas Limited Partnership

 (d) Title of Class of Securities:

 Common Stock, par value $0.01 per share

 (e) CUSIP Number:

 83600C103

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

 Not applicable. Filed pursuant to Rule 13d-1(c).

Item 4. Ownership.

	Gator Capital Management, LLC	Derek Pilecki	Gator Financial Partners, LLC	ECA Fund, LP
(a) Amount Beneficially Owned:	1,000,187	1,000,187	858,879	124,908
(b) Percent of Class:	5.04%	5.04%	4.33%	0.63%
(c) Number of Shares to Which Reporting Person Has:
(i) Sole Voting Power:	N/A	N/A	N/A	N/A
(ii) Shared Voting Power:	1,000,187	1,000,187	858,879	124,908
(iii) Sole Dispositive Power:	N/A	N/A	N/A	N/A
(iv) Shared Dispositive Power:	1,000,187	1,000,187	858,879	124,908

 The reported shares are the Issuer's Class A Common Stock.

858,879 shares of Common Stock are owned directly by Gator Financial Partners, LLC, whose managing member and Investment Adviser is Gator Capital Management, LLC.  Gator Capital Management, LLC could be deemed to be an indirect beneficial owner of the reported shares, and could be deemed to share beneficial ownership with Gator Financial Partners, LLC.

 Derek Pilecki is the manager of Gator Capital Management, LLC and could be deemed to share such indirect beneficial ownership with Gator Capital Management, LLC and Gator Financial Partners, LLC.

Item 5. Ownership of Five Percent or Less of a Class.

 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

 Not applicable.

Item 7. Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

 Not applicable.

Item 8. Identification and Classification of Members of the Group.

 Not applicable.

Item 9. Notice of Dissolution of Group.

 Not applicable.

Item 10. Certification.

By signing below, each of the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

Exhibit 1	Joint Filing Agreement dated December 5, 2024, among Gator Financial Partners, LLC, and ECA Fund, LP, Gator Capital Management, LLC, and Derek Pilecki.

Signature

 After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

GATOR CAPITAL MANAGEMENT, LLC
By: /s/ Derek Pilecki Name: Derek Pilecki Title: Managing Member

GATOR FINANCIAL PARTNERS, LLC
By: Gator Capital Management, LLC, Manager By: /s/ Derek Pilecki Name: Derek Pilecki Title: Managing Member

/s/ Derek Pilecki
Derek Pilecki